Exhibit 12.4

Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	9 Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
Net income from continuing operations	$140,181	$124,894
Add- Taxes based on income	81,602	77,799

Net income before income taxes	221,783	202,693

Add- fixed charges:
Interest on long term debt (1)	39,631	54,783
Estimated interest cost within rental expense	137	164
Amortization of net debt premium, discount, and expenses	550	586

Total fixed charges	40,318	55,533

Earnings available for fixed charges	$262,101	$258,226

Ratio of earnings to fixed charges	6.50	4.64

(1)  Includes FIN 48 interest expense